

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 14, 2015

Eric L. Shuman
Executive Vice President and Chief Financial Officer
Houghton Mifflin Harcourt Company
222 Berkeley Street
Boston, MA 02116

> **Re: Houghton Mifflin Harcourt Company**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 001-36166**

Dear Mr. Shuman:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 9: Income Taxes, page 86

1. We note that the increase in the valuation allowance against deferred income tax assets is $22.7 million, or approximately 21.6% of pretax loss, but you attributed 35.3% to this item in the statutory tax rate reconciliation table on page 87 for 2014. Please reconcile the difference for us.

2. In note (1) to the deferred tax assets and liabilities table on page 87 you state that a full valuation allowance has been provided against deferred tax assets net of deferred tax liabilities, with the exception of deferred tax liabilities resulting from long lived intangibles. On this basis, it appears that net deferred tax assets in the table equal $674,409 for 2014, but the valuation allowance is $550,660 for 2014. Please reconcile the difference for us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure